UTIX INC.

FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2025

WITH INDEPENDENT AUDITOR's REVIEW REPORT

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AZM CONSULTANTS
An Independent Audit, Tax & Corporate Consultants

INDEPENDENT AUDITOR'S REVIEW REPORT

TO THE MEMBERS OF UTIX INC.

We have reviewed the accompanying financial statements of **UTIX INC.** (the "Company"), which comprise the Statement of Financial Position as of December 31, 2025, and the related statement of operations, statement of changes in equity and retained earnings, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Auditor's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

AZM CONSULTANTS

Atta Ullah Shah
Director AZM Consultants

Licensed Certified Public Accountant	License #: M-1292
Member Institute of Public Accountant Australia	License #: 345208
Member Institute of Financial Accountant UK	License #: IPA345208
Certified Internal Controls Auditor USA	License #: 24039676
Certified Forensic & Audit Analyst USA	License #: 2403504

April 22, 2026

Phone: +1 (267) 726-0256 Email: atta@azmconsultants.com
Address: 6923 Oakland Street, Philadelphia, PA 19149, United States.

UTIX INC
Statement of Financial Position
As of December 31, 2025

	NOTE	Dec 31, 2025
		---In US Dollars---
ASSETS		
Current Assets:		
Cash in bank		1
Other Receivable		10,298
Total Current Assets		**10,298**
Non-Current Assets:		
Property, Plant and Equipment's		-
Total Non-Current Assets		**-**
TOTAL ASSETS		**10,298**
EQUITY AND LIABILITIES		
Current Liabilities:		
Accrued Liabilities		-
Revolut USD Main		1,406
Total Current Liabilities		**1,406**
Non-Current Liabilities:		
Commitment and Contingencies	4	-
Total Liabilities		**1,406**
Members Equity		
Contribution/Reg. CF Subscription		46,907
Retained Earnings		(38,015)
Total Capital and Equity		**8,892**
TOTAL EQUITY AND LIABILITIES		**10,298**

The annexed notes from 1 to 7 form an integral part of these account.

UTIX INC
Statement of Operations
For the year ended December 31, 2025

	NOTE	Dec 31, 2025 ---In US Dollars---
Revenue		-
Less: Cost of Services		-
Gross Profit		-
Operating Expenses		38,015
Taxes		-
Other Income		-
Net Profit/(Loss)		**(38,015)**

The annexed notes from 1 to 7 form an integral part of these account.

UTIX INC
Statement of Changes in Equity & Retained Earnings
As of December 31, 2025

	Authorized Shares	Contribution/ Subscriptions	Retained Earnings	Total Equity
		--------------------In US Dollars--------------------		
Opening Balance as on Jan 01, 2025	-	-	-	-
Incorporation of Company	50,000,000			
Net Profit/(loss)		-	(38,015)	(38,015)
Reg CF Subscriptions received during the year	-	46,907		46,907
Balance as on December 31, 2025	50,000,000	46,907	(38,015)	8,892

The annexed notes from 1 to 7 form an integral part of these account.

UTIX INC
Statement of Cash Flows
For the year ended December 31, 2025

	Dec 31, 2025
	--In US Dollars--
Cash Flows from Operating Activities	
Net profit	(38,015)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in operating assets and liabilities:	
Changes in current assets	(10,298)
Changes in current liabilities	1,406
Net Cash Used in Operating Activities	(46,906)
Cash Flows from Financing Activities	
Reg CF Subscriptions received during the year	46,907
Net Cash Provided by Financing Activities	46,907
Net change in cash in bank	1
Cash in bank at beginning of year	-
Cash in bank at end of year	1

The annexed notes from 1 to 7 form an integral part of these account.

UTIX INC
Notes to the Financial Statement
For the year ended December 31, 2025

NOTE 1: NATURE OF OPERATIONS

UTIX, Inc. (the "Company") is a Wyoming corporation incorporated on June 1, 2025. The Company forms part of the broader UTIX group and operates within the United States, providing secure, transparent, and decentralized ticketing infrastructure designed to modernize event access and ticket distribution.

The Company focuses on delivering low-cost, fraud-resistant ticketing solutions to event organizers and consumers through the use of proprietary smart contract technology, while maintaining compliance with applicable regulatory requirements across its operating jurisdictions.

NOTE 2: BASIS OF PREPARATION & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These financial statements (the "financial statements") are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). The Company's fiscal year end is December 31.

Functional and presentation currency

These financial statements are presented in United States dollars, which is functional currency of the Company.

Going Concern

These financial statements have been prepared on a going concern and historical cost basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred recurring losses since inception, has experienced negative working capital, and has generated negative cash flows from operating activities. These conditions indicate the existence of a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern.

Management intends to finance future operations through a combination of proceeds from a planned crowdfunding campaign and revenues generated from operating activities. The Company's ability to continue as a going concern is dependent upon its ability to successfully generate sufficient revenues and/or obtain adequate financing to meet its obligations as they fall due and to achieve sustainable profitable operations.

Management has prepared cash flow forecasts and evaluated available financing options and believes that these plans will enable the Company to meet its anticipated liquidity requirements. However, there assurance cannot be determine. These financial statements do not include any adjustments that would be necessary if the Company were unable to

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Property and Equipment

Property and equipment, if any is to be measured at cost less accumulated depreciation and accumulated impairment losses, if any. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets.

Advertising Expense

Advertising expenses are recorded as and when incurred.

Bad debts and provision for doubtful debts

There is no Bad Debts recorded at the date of balance sheet of the Company accordingly no provision is recognized in these financial statements.

UTIX INC
Notes to the Financial Statement
For the year ended December 31, 2025

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted.

Trade debts and other receivables

Trade debts are carried at original invoice amount less an estimate made for doubtful receivables based on review of outstanding amounts at the year end. Balances considered bad and irrecoverable are written off when identified. Other receivables are carried at nominal amount which is the fair value of the consideration to be received in future.

Cash and cash equivalents

Cash and cash equivalents for the purpose of cash flow statement comprise of balances at banks and include short term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash and cash equivalents are carried in the balance sheet at cost except for foreign currency deposits, which are carried at fair value.

Trade and other payables

Liabilities relating to trade and other payables are carried at cost which is the fair value of consideration to be paid in future for goods and services received, whether billed to the Company or not.

Recent Accounting Pronouncements

The accounting policies applied are consistent with those of the previous financial year except for the adoption as from January 1, 2023, of IFRS 17 Insurance contracts (IFRS 17).

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

NOTE 3: RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. Accordingly below details are provided in this context;

On July 29, 2025, the Company entered into a Share Exchange Agreement (the "Agreement") with Maxwell Mayhew and Mihkel Tali (collectively, the "Stockholders"), who collectively owned 100% of the outstanding equity interests of Utix Malta LTD, a Malta-incorporated entity ("Utix-Malta"), and Utix Ticketing PLC, a company incorporated in England and Wales ("Utix-UK"). Pursuant to the Agreement, the Stockholders transferred all of their equity interests in Utix-Malta and Utix-UK to the Company. In consideration thereof, the Company issued 100,115 shares of common stock to Mr. Mayhew and 50,000 shares of common stock to Mr. Tali. Mr. Mayhew is a director and officer of the Company, and Mr. Tali is an officer of the Company. As a result of the transaction, Utix-Malta and Utix-UK became wholly owned subsidiaries of the Company.

Utix-UK is organized for the development of, and holds all intellectual property rights related to, a blockchain-powered electronic ticketing platform operating on the Ethereum blockchain.

UTIX INC
Notes to the Financial Statement
For the year ended December 31, 2025

In October 2024, Utix-UK established a bond issuance program listed on the London Stock Exchange, permitting the issuance of bonds with an aggregate principal amount of up to $10,000,000 (the "Bonds").

The Bonds are denominated in U.S. dollars and bear interest at a rate of 9.999% per annum. Interest is payable semi-annually on April 21 and October 21 each year, commencing April 21, 2025. The Bonds mature on October 27, 2027 (the "Maturity Date"), at which time they will be redeemed at par, unless previously redeemed or purchased and cancelled. Utix-UK has the option to redeem all or part of the outstanding Bonds on or after April 21, 2025 (the "First Call Date") at their principal amount together with accrued interest up to the redemption date.

The Bonds constitute direct, unsubordinated, and unsecured obligations of Utix-UK and rank pari passu with all other present and future unsecured and unsubordinated obligations of the issuer, except those expressly subordinated by their terms. As of the reporting date, no Bonds had been issued or sold under this program.

Utix-Malta is organized to issue and distribute a non-fungible loyalty token (the "Utix Loyalty Token") under the Virtual Financial Assets Framework administered by the Malta Financial Services Authority (MFSA). The application process was supported by Grant Thornton, acting as sponsor for regulatory submission purposes.

Regulatory approval under the MFSA framework enables the Utix Loyalty Token to be listed and traded on international NFT marketplaces, cryptocurrency exchanges, and decentralized finance (DeFi) platforms, which facilitate peer-to-peer trading of digital assets. Utix Loyalty Tokens are issued to users as rewards upon the purchase of tickets through the Utix platform. The tokens are intended to provide holders with access to future ecosystem benefits, including exclusive services, discounts, and potential redemption for rewards within the developing Utix ecosystem. The Utix Loyalty Token is currently listed and actively traded on cryptocurrency exchanges, including BitMart under the UTX/USDT trading pair, and is also available for decentralized trading on Uniswap through the UTX-ETH liquidity pool.

NOTE 4: COMMITMENT AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2025, the Company has not reported any lawsuit or known plans of litigation by or against the Company and there is no contingent liability against the Company at the date of balance sheet.

NOTE 5: SUBSEQUENT EVENTS
Management's Evaluation
Based on evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

NOTE 6: EQUITY
The Company is authorized to issue 50,000,000 common shares with a par value of $0.0001 per share. As of December 31, 2025, no common shares had been issued or were outstanding.

NOTE 7: GENERAL

These financial statements have been presented in the US dollar which is the Company's functional currency.